                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                _______________

                                SCHEDULE 13D/A
                                AMENDMENT NO. 1
                                _______________


                   Under the Securities Exchange Act of 1934


                              MARKET FACTS, INC.
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $1.00
                        (Title of Class of Securities)

                                  570559-10-4
                                (CUSIP Number)

                                                          WITH A COPY TO:
     Ned L. Sherwood                                    Glen E. Hess, P.C.
    MFI INVESTORS L.P.                                   KIRKLAND & ELLIS
      54 Morris Lane                                   153 East 53rd Street
 Scarsdale, New York 10583                         New York, New York 10022-4675
      (212) 398-6200                                      (212) 446-4800

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 OCTOBER 11, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of __ Pages

                         Exhibit Index is on page ___.

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                    PAGE 2 OF __ PAGES
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      MFI Investors L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       13-3890531
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                            (a) [_]
                                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            634,333

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             634,333

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      634,333
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.65%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                    PAGE 3 OF __ PAGES
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      MFI Associates, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       13-3890532
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                            (a) [_]
                                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            634,333

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             634,333

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      634,333
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.65%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                    PAGE 4 OF __ PAGES
-------------------------                                ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Ned L. Sherwood

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                            (a) [_]
                                                              (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            634,333

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             634,333

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      634,333
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.65%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                    PAGE 5 OF __ PAGES
-------------------------                                ---------------------


ITEM 1.   SECURITY AND ISSUER.
          -------------------

     Item 1 is amended and restated in its entirety to read as follows:

     This statement relates to common stock, par value $1.00 per share ("Common Stock"), of Market Facts, Inc. (the "Issuer") acquired by MFI Investors, L.P., a Delaware limited partnership (the "Partnership"): (i) upon the conversion of the Issuer's Convertible Subordinated Promissory Note, issued on June 6, 1996 (the "Note Stock") and (ii) purchased on the open market or in privately negotiated transactions on September 4, 5 and 11 and October 11, 1996 (the "Additional Common Stock"). The Convertible Subordinated Promissory Note is referred to herein as the "Convertible Note." The Issuer's principal executive offices are located at 3040 West Salt Creek Lane, Arlington Heights, Illinois 60005.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     Paragraph (a) to Item 2 is amended and restated in its entirety as follows:

     This statement is being jointly filed by each of the following persons pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the "Act"): (i) the Partnership, by virtue of its direct beneficial ownership of the Note Stock and the Additional Common Stock;
     (ii) MFI Associates, Inc., a Delaware corporation (the "GP"), by virtue of its position as general partner of the Partnership; and (iii) Ned L. Sherwood, an individual, by virtue of his position as controlling stockholder of the GP. Mr. Sherwood is also an officer and director of the GP. The General Partner, the Partnership and Mr. Sherwood are collectively referred to herein as the "Reporting Persons." Certain information required by this Item 2 concerning the directors and executive officers of the GP and each person ultimately in control of each Reporting Person is set forth on Annex A attached hereto, which is incorporated herein by reference.

     The Reporting Persons may be deemed to constitute a "group" for purposes of
     Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

                                 SCHEDULE 13D
-------------------------                                ---------------------
  CUSIP NO. 570559-10-4                                    PAGE 6 OF __ PAGES
-------------------------                                ---------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

     Item 3 is amended and restated in its entirety to read as follows:

     The aggregate consideration paid by the Partnership for the Convertible Note was $8,250,000. On July 10, 1996, the Convertible Note was converted into shares of Common Stock in accordance with its terms and the terms of the Investment Agreement. No additional consideration was paid for the Note Stock at conversion. The aggregate consideration paid for the Additional Common Stock is as follows: (i) for 3,000 shares of Additional Common Stock purchased on September 4, 1996, $49,500; (ii) for 600 shares of Additional Common Stock purchased on September 5, 1996, $9,900; (iii) for 1,000 shares of Additional Common Stock purchased on September 11, 1996, $16,750; and
     (iv) for 60,768 shares of Additional Common Stock purchased on October 11, 1996, $1,128,006. The source of funds for each of these acquisitions was capital contributions made to the Partnership by its limited partners and the GP. The Partnership was originally capitalized by contributions from its two initial limited partners, Ned L. Sherwood and Madison Dearborn Capital Partners, L.P. and by the GP. The Partnership subsequently admitted additional limited partners and returned a portion of the capital contributions initially received from the two initial limited partners to such initial limited partners. The Partnership currently has available an additional $545,851 which may be used, in the GP's sole discretion, to purchase additional equity securities of the Issuer. To the extent not so used by December 31, 1998, such amounts will be returned to the limited partners.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     The following additional disclosure supplements the disclosure contained in
Item 4:

     As permitted by the Investment Agreement, on September 4, 5 and 11 and October 11, 1996 the Partnership purchased an aggregate of 65,368 shares of Additional Common Stock in the open market or in privately negotiated transactions. This has resulted in the Partnership owning 36.65% of the outstanding Common Stock. Under the Investment Agreement, the Partnership is permitted to own up to 37.5% of the outstanding Common Stock. The Partnership has available to it approximately $545,851 to be used to purchase additional equity securities of the Issuer in the sole discretion of the GP (but subject to the limitations set forth in the Investment Agreement). To the extent such funds are not used to purchase additional equity securities of the Issuer by December 31, 1998, the GP may cause the Partnership to return such uninvested funds to its limited partners.

                                 SCHEDULE 13D
-------------------------                                --------------------
  CUSIP NO. 570559-10-4                                   PAGE 7 OF __ PAGES
-------------------------                                --------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     Paragraph (a) of Item 5 is amended and restated in its entirety to read as follows:

     The Partnership is the beneficial owner of 634,333 shares of Common Stock, which in the aggregate represents approximately 36.65% of the outstanding Common Stock. The percentage calculated in this Item 5 is based upon 1,730,927 shares of Common Stock outstanding as of July 24, 1996, as reported by the Issuer in its press release dated the same day. By virtue of its position as general partner of the Partnership, the GP may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by the Partnership. By virtue of his position as the controlling stockholder of the GP, Mr. Sherwood may be deemed to possess indirect beneficial ownership of the Common Stock beneficially owned by the Partnership. The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

     Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Annex A to this Statement own beneficially, or have any right to acquire, directly or indirectly, any Common Stock.

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 15, 1996


                                       MFI Investors L.P.
                                       By: MFI Associates, Inc.
                                       Its: General Partner

                                       By /s/ Ned L. Sherwood
                                          --------------------------------------
                                       Its President
                                           -------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 15, 1996


                                       MFI Associates, Inc.

                                       By /s/ Ned L. Sherwood
                                          --------------------------------------
                                       Its President
                                           -------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: October 15, 1996

                                       /s/ Ned L. Sherwood
                                       -----------------------------------------
                                           Ned L. Sherwood

                       AGREEMENT CONCERNING JOINT FILING
                                OF SCHEDULE 13D


     The undersigned agree as follows:

     (i) each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: October 15, 1996


                                       MFI Investors L.P.
                                       By:  MFI Associates, Inc.
                                       Its:  General Partner

                                       By /s/ Ned L. Sherwood
                                          --------------------------------------
                                       Its President
                                           -------------------------------------


                                       MFI Associates, Inc.

                                       By /s/ Ned L. Sherwood
                                          --------------------------------------
                                          Its President
                                              ----------------------------------

                                                   /s/ Ned L. Sherwood
                                       -----------------------------------------
                                                       Ned L. Sherwood

                                                                         ANNEX A
                                                                         -------

                  OFFICERS, DIRECTORS AND CONTROLLING PARTIES
                              OF REPORTING PERSONS

     The following table sets forth certain information concerning each of the directors and officers and stockholders of the GP:

Name:                        Ned L. Sherwood
                             ----------------
Title:                       President, Director
Shares Held:                 16.65 shares (30.3% of the Class A Common Stock)
Citizenship:                 United States of America
Business Address:            54 Morris Lane, Scarsdale, New York 10583
Principal Occupation:        President of the general partner of The ZS Fund L.P., a private investment firm

Name:                        Henrik Falktoft
                             ---------------
Title:                       Vice President, Secretary and Treasurer, Director
Shares Held:                 16.67 shares (30.3% of the Class A Common Stock)
Citizenship:                 Denmark
Business Address:            54 Morris Lane, Scarsdale, New York 10583
Principal Occupation:        An employee of The ZS Fund L.P., a private investment firm

Name:                        Jeffery Oyster
                             --------------
Title:                       Vice President
Shares Held:                 5 shares (9.1% of the Class A Common Stock)
Citizenship:                 United States of America
Business Address:            54 Morris Lane, Scarsdale, New York 10583
Principal Occupation:        An employee of The ZS Fund L.P., a private investment firm

Name:                        Robert Horne
                             ------------
Shares Held:                 16.67 shares (30.3% of the Class A Common Stock)
Citizenship:                 United States of America
Business Address:            54 Morris Lane, Scarsdale, New York 10583
Principal Occupation:        An employee of The ZS Fund L.P., a private investment firm

     The GP is in control of the day to day management of the Partnership and has sole voting and dispositive power over the Common Stock held by the Partnership. The GP has two classes of capital stock: Class A Common Stock and Class B Common Stock. The two classes of Common Stock have the same rights and privileges, except that the Class B Common Stock has no voting rights (except
(i) with respect to any amendment to the GP's certificate of incorporation which would change the voting rights of the Class B Common Stock and (ii) as required by law). Four individuals who are associates of Mr. Sherwood each own 4.17 shares of Class B Common Stock. Mr. Sherwood currently owns 30.3% of the Class A Common Stock of the GP. The remaining stockholders have granted Mr. Sherwood an irrevocable proxy to vote one-half of their shares, giving Mr. Sherwood voting control over 65.14% of the Class A Common Stock of the GP.